Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Protective Life Insurance Company:

We consent to the incorporation by reference in the registration statement (No. 333-235429) on Form S-3 of Protective Life Insurance Company of our report dated March 25, 2020, with respect to the consolidated balance sheet of Protective Life Insurance Company and subsidiaries as of December 31, 2019, the related consolidated statements of income, comprehensive income (loss), shareowner’s equity, and cash flows for the year ended December 31, 2019, and the related notes and financial statement schedules III to V and to the reference to our firm under the heading “Experts” in the registration statement.

/S/ KPMG LLP

Birmingham, Alabama
May 21, 2020